Exhibit 99.1

Sinovac Holds 2011 Annual Shareholders Meeting

Press Release Source: Sinovac Biotech Ltd. On Thursday July 14, 2011, 8:00 am EDT

BEIJING, July 14, 2011 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (Nasdaq:SVA - News), a leading provider of biopharmaceutical products in China, announced today that it held its 2011 Annual Shareholders Meeting on Thursday, July 14, 2011 at 9:00 a.m. Beijing Time. The required quorum, a majority of the common shares outstanding, was voted in person or by proxy. The meeting was held concurrently at No. 39 Shangdi Xi Road, Haidian District, Beijing, PRC and at No. 6 Temple Street, St. John's, Antigua.

During the meeting, the three proposals that required the affirmative vote of a majority of the shares cast were approved as follows: all of the directors were re-elected; the audited consolidated financial statements for financial year ended December 31, 2010 were approved and the selection of Ernst & Young as independent auditors was confirmed. Proposal No. 4, one of the three proposals related to amending the Company's by-laws and requiring the affirmative vote of a majority of common shares outstanding, was approved. Proposal No. 4 pertained to the amendments to definitions and Section 7.8 of the Company's by-laws in order to adopt the definitions used in the International Business Corporations Act of Antigua for "special resolutions" and "ordinary resolutions". Proposals No. 5 and 6, relating amending Sections 7.5 and 13 of the Company's by-laws, were not approved.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received orders from the Chinese Central Government pursuit to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), Japanese Encephalitis, animal and human rabies, HIB and epidemic meningitis, chickenpox, mumps and rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched into market in 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee Sinovac Biotech Ltd.
Tel:	+86-10-8279-9871/9659
Fax:	+86-10-6296-6910
Email:	ir@sinovac.com

Investors: Stephanie Carrington/Amy Glynn The Ruth Group
Tel:	+1-646-536-7017/7023
Email:	scarrington@theruthgroup.com aglynn@theruthgroup.com

Media: Victoria Aguiar The Ruth Group
Tel:	+1-646-536-7013
Email:	vaguiar@theruthgroup.com